Exhibit 99.1

ENTRÉE GOLD CLOSES FINANCING

Rio Tinto Exercises Pre-Emptive Rights

Vancouver, B.C., November 30, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce that it has closed its previously announced marketed offering of 10,000,000 shares at a price of $1.25 per share.  Rio Tinto Exploration Canada Inc. (“Rio Tinto”) exercised its pre-emptive rights in full and purchased an additional 1,482,216 shares of the Company at a price of $1.25 per share.  Total gross proceeds from the offering are $14,352,770.

The syndicate of underwriters, which was led by Desjardins Securities Inc. and included National Bank Financial Inc., TD Securities Inc., Knight Capital Group and Trapeze Capital Corp., received a cash commission equal to 6% of the gross proceeds from the offering (excluding shares purchased by Rio Tinto pursuant to its pre-emptive rights).

Entrée’s President and Chief Executive Officer, Greg Crowe, commented, “This financing puts Entrée in a stronger financial position at a time of global economic uncertainty, and allows us to continue to advance our projects in Mongolia and Nevada.  We wish to express our appreciation for the continued support from our largest shareholder, Rio Tinto.”

The net proceeds of the Offering are expected to be used to fund ongoing exploration on the Company’s Ann Mason project in Nevada and Shivee West project in Mongolia, and for general corporate purposes.  Please see the Company’s prospectus supplement dated November 23, 2011 to the Company’s short form base shelf prospectus dated November 19, 2010 filed on SEDAR at www.sedar.com for further details.

The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to, or for the benefit or account of any U.S. person, unless exemptions from such registration requirements are available. This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico. The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper. The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, and a Qualified Person as defined by National Instrument 43-101, has reviewed the technical information contained in this release.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the use of proceeds from the Company’s offering. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, risks related to unsatisfactory results of due diligence, the proposed use of proceeds, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 and its Short Form Base Shelf Prospectus dated November 19, 2010, both filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.